ROY G. HALE
                         Certified Public Accountant

301-870-3374                                                P.O. Box 2634
800-286-4602                                           La Plata, MD 20646


Shareholders and Board of Directors
Copley Fund, Inc.
Palm Beach, Florida

I have made an evaluation of the internal control structure of Copley Fund, Inc., in effect at February 28, 1998. My evaluation was conducted in accordance with standards established by the American Institute of Certified Public Accountants.

The management of Copley Fund, Inc., is responsible for establishing and maintaining an internal control structure. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any internal control structure, errors or irregularities may occur and may not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

In my opinion, the internal control structure of Copley Fund, Inc., in effect at February 28, 1998, taken as a whole, was sufficient to meet the objectives stated above insofar as those objectives pertain to the prevention or detection of errors or irregularities in amounts that would be material in relation to the financial statements.

                                        /s/  Roy G. Hale
                                                Roy G. Hale
                                                Certified Public Accountant

April 22, 1998
La Plata, Maryland